

June 12, 2013

Via E-mail
Rudford Hamon
Chief Operating Officer
ID Perfumes, Inc.
1250 East Hallandale Beach Blvd.
Suite 402
Hallandale, FL 33009

> **Re:** **ID Perfumes, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 30, 2013**
> **File No. 000-52675**

Dear Mr. Hamon:

We have reviewed your response letter and the amendment to your registration statement, and have the following comments.

Business, page 3

Corporate History, page 4

1.	We note your response to comment four in our letter dated May 13, 2013. Further revise your disclosure related to the BSI acquisition to state that as a result of the merger, BSI was the sole surviving entity. In this regard, we note the provisions of Section 1.6 of the Acquisition Agreement and Plan of Merger filed as Exhibit 2.1 to the Form 10.

Procurement and Distribution, page 7

2.	We note your responses to comments 13 and 19 in our letter dated May 13, 2013, as well as your disclosure that you "no longer have any contractual relationships with Gigantic." However, in light of your disclosures that (i) you have guaranteed a $1.2 million obligation of Gigantic; and (ii) Gigantic has guaranteed your obligation to make minimum payments under the license agreements, please qualify your disclosures to account for these outstanding arrangements. In addition, we believe that as long as the company's directors and officers continue to be director and/or officers of Gigantic, conflict of interest may persist, also in the event Gigantic resumes its business operations.

<u>Legal Proceedings, page 33</u>

3.   Refer to disclosure in the third paragraph. Please briefly describe the current status of litigation with Victory International. Please revise the second sentence of this paragraph to correct the reference to "ID Brands."

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

                                                        Sincerely,

                                                        /s/ Era Anagnosti

                                                        for Pamela Long
                                                        Assistant Director

cc: Jeffrey Klein (*via e-mail*)